

Mail Stop 3561

November 2, 2015

Nathan Kroeker
Chief Executive Officer
Spark Energy, Inc.
2105 City West Blvd., Suite 100
Houston, Texas 77042

      Re: **Spark Energy, Inc.**
               Registration Statement on Form S-3
               Response dated October 21, 2015
               File No. 333-206391

Dear Mr. Kroeker:

We have reviewed your October 21, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2015 letter.

General

1. We note your response to comment 1 and we re-issue this comment as it relates to whether your selling stockholders are your parents. In this regard, we note your response that the selling stockholders "are owned by [y]our Chairman and founder." In light of the selling stockholder's relationship to you, this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933 and instead represents a primary offering. Please identify the selling stockholders as underwriters and disclose that this is a primary offering. Alternatively, tell us why the selling stockholders are not your parents, given their relationship to you. Refer to Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations.

2. As a related matter, please consider telling us how you are eligible to conduct a primary offering on Form S-3, consistent with prior comment 2.

3. In light of your response to comment 3, please tell us how the number of shares registered for resale represents a good-faith estimate of the maximum number of shares that you may issue upon conversion. Also, explain to us how you calculated the number of shares that are being registered for resale. For guidance, refer to Question 139.10 of our Securities Act Sections Compliance and Disclosure Interpretations.

Please contact Jennifer López, Staff Attorney, at (202)-551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Sarah K. Morgan, Esq.
   Vinson & Elkins L.L.P.